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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joel Parker Brian Fetterolf Jennifer López-Molina Nasreen Mohammed

Re:	StubHub Holdings, Inc. Response to Letter dated August 4, 2022 Amendment No. 4 to Draft Registration Statement on Form S-1 Confidentially Submitted July 18, 2022 CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated August 4, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 4 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on July 18, 2022 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 5 to the Draft Registration Statement (“Amendment No. 5”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5 and all references to page numbers in such responses are to page numbers in Amendment No. 5.

October 19, 2022

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted July 18, 2022

Risk Factors

“Our variable rate indebtedness subjects us to interest rate risk…”, page 50

1.

We note your disclosure that “[i]nterest rates may fluctuate in the future” and that “[i]f interest rates increase, our debt service obligations on our variable rate indebtedness would increase . . . .” Please expand your discussion of interest rates to identify the impact of recent interest rate increases on your operations, how your business has been affected and in particular the impact on your borrowing costs, and whether such costs have recently increased or are expected to increase. Also address your ability to pass along your increased costs to your customers. Please make conforming changes in your Management’s Discussion and Analysis of Financial Condition and Results of Operations and address how such increased interest rates impact your results of operations, including any expected decreases in sales volumes, given consumer’s increased cost of financing, and your financial condition, including your balance sheet. In this regard, given rising rates, describe any resulting impact on your long-term debt and expand your disclosure to describe how you are funding these additional costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51, 95 and 96 of Amendment No. 5. Further, the Company respectfully advises the staff that it intends to provide updated disclosures related to any material impacts of the current interest rate environment once more recent reporting period financial disclosures are included in the Draft Registration Statement.

Notes to the Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Cost and Expenses, page F-17

2.

We note your response to comment 8. You state product development costs include personnel related expenses for employees involved in operation and maintenance of new and existing products and services. Thus, it appears certain product development costs are maintaining and supporting your platform which is integral in providing services to your customers. Rule 5-03(b)(2) of Regulation S-X requires, among other things, separate presentation of cost and expenses applicable to sales and revenues. Please explain why costs to maintain and support your platform are not included in cost of revenue.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company includes employee-related expenses and costs related to the maintenance and support of the Company’s platform within cost of revenue. The Company has revised the disclosure on pages 84 and F-17 of Amendment No. 5 to clarify the Company’s treatment of such maintenance costs.

October 19, 2022

Product development costs included as part of general and administrative expenses pertain to research, design, development and testing of our products and services. Product development costs for the year ended December 31, 2021 primarily related to the integration of the legacy StubHub platform to design and test its specifications in order to integrate it with the Company’s existing platform prior to disposing and migrating off the legacy StubHub platform in conjunction with the sale of the StubHub international business.

3.

We refer to the presentation of Gross Profit on page F-54. It is not clear that your determination of Gross Profit contemplates all Costs of Revenue. In conjunction with the above comment, please explain or revise accordingly.

Response: In response to the Staff’s comment, the Company respectfully refers to its response to comment 2 above and advises the Staff that the Company includes employee-related expenses and costs related to the maintenance and support of the Company’s platform within Cost of Revenue. The Company has revised the disclosure on pages 84 and F-17 of Amendment No. 5 and believes that the determination of Gross Profit, which is presented in the pre-acquisition financial statements of the StubHub Legacy Business and follows the same income statement classification for operation and maintenance costs as the Company has addressed in its response to comment 2 above, contemplates all Costs of Revenue.

* * *

October 19, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 or by fax at (212) 751-4864 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.
Mark Streams, StubHub Holdings, Inc.
Greg Abovsky, StubHub Holdings, Inc.
Tad J. Freese, Latham & Watkins LLP
Alison A. Haggerty, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP